Exhibit 21.1

China Medicine Corporation

List of Subsidiaries

Name	Percentage Owned
Guangzhou Konzern Medicine Co., Ltd.	100%
Guangzhou Co-win Bioengineering Co., Ltd.	70%
Konzern US Holding Corporation	100%